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Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2010	2009	2008	2007	2006
Income from continuing operations before income taxes and noncontrolling interests	$1,059	$949	$879	$1,023	$738
Less: Equity in earnings on less than 50% owned entities	10	11	5	6	5
Add back fixed charges:
Interest on indebtedness	182	122	126	138	129
Interest on uncertain tax positions	(1)	2	—	2	—
Portion of rents representative of interest factor	48	48	47	75	79

Income as adjusted	$1,278	$1,110	$1,047	$1,232	$941

Fixed charges:
Interest on indebtedness	$182	$122	$126	$138	$129
Interest on uncertain tax positions	(1)	2	—	2	—
Portion of rents representative of interest factor	48	48	47	75	79

Total fixed charges	$229	$172	$173	$215	$208

Ratio of earnings to fixed charges	5.6	6.5	6.1	5.7	4.5

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  Exhibit 12.1
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges